Certain information has been excluded from Amendment No. 1 to Exhibit A of the Distribution Agreement on the following pages because (i) it is not material and (ii) would be competitively harmful if publicly disclosed.

Amendment No. 1

Dated

January 1, 2021

to

Exhibit A

of the

Distribution Agreement

between

American Pension Investors Trust (d/b/a Yorktown Funds);

Yorktown Management & Research Company, Inc.

and

Ultimus Fund Distributors, LLC

Dated

December 31, 2019

This Amendment replaces Exhibit A of the Distribution Agreement, dated February 1, 2019 (the “Distribution Agreement”) between American Pension Investors Trust (d/b/a Yorktown Funds) (the “Fund” or the “Trust”), Yorktown Management & Research Company, Inc. (the “Adviser”) and Ultimus Fund Distributors, LLC (the “Distributor”).

The Parties agree to amend Exhibit A of the Distribution Agreement as follows:

Exhibit A

Distribution Fee Letter

For

American Pension Investors Trust

This Fee Letter applies to the Services provided by Ultimus Fund Distributors, LLC (“Distributor”) to American Pension Investors Trust (the “Fund” or the “Trust”). .

1.	Fees
1.1.	For the Distribution Services provided under the Distribution Agreement, the Trust, a Fund or the Adviser shall pay the Distributor an annual fee [REDACTED]. The Yorktown Treasury Advanced Total Return Fund shall be assessed Fees upon engagement of a distribution platform. Such fee shall be paid on the first business day following the end of each month, or at such time(s) as Distributor shall request and the parties hereto shall agree.

1.2.	The Fees are computed daily and payable monthly, along with any out-of-pocket expenses. The Trust, a Fund and/or the Adviser agrees to pay all fees within 30 days of receipt of each invoice. Distributor retains the right to charge interest of [REDACTED] on any amounts that remain unpaid beyond such 30-day period. Acceptance of such late charge shall in no event constitute a waiver by Distributor of the Trust, the Fund’s or the Adviser’s default or prevent Distributor from exercising any other rights and remedies available to it.

2.	Out-Of-Pocket Expenses

In addition to the above fees, the Trust, a Fund and/or the Adviser will reimburse Distributor for certain out-of- pocket expenses incurred on the Trust’s behalf, including but not limited to NSCC Fund/SERV fees and any expenses approved by the Trust (or, with respect to the Fund, its investment advisor). All other costs in connection with the offering of the shares of beneficial interest (the “Shares”) will be paid by the Trust, a Fund or the Adviser in accordance with agreements between them as permitted by Applicable Law as discussed in Section 16 of the Distribution Agreement.

3.	Payment of Marketing Expenses

To the extent consistent with the Fund's offering documents, the Distributor will allocate up to [REDACTED] of underwriter concession retained and actually received by the Distributor to be used for distribution related activities on behalf of the Fund. Distribution services include any activities or expenses primarily intended to result in the sale of the Funds' shares or the servicing and maintenance of shareholder accounts, including, but not limited to, compensation to employees; compensation to and expenses, including overhead and telephone and other communication expenses, of firms and/or the Distributor, and selected dealers who engage in or support the distribution of shares or who service shareholder accounts; the costs of printing and distributing prospectuses, statements of additional information, and reports for other than existing shareholders; the costs of preparing, printing and distributing sales literature and advertising materials; and internal costs incurred by firms or the Distributor and associated by firms or the Distributor to efforts to distribute shares of the Fund such as office rent, employee salaries, employee bonuses and other overhead expenses.

Notwithstanding the foregoing, in no event will the Distributor be required to pay any expenses in the event that the Distributor determines, in its reasonable opinion, that such payment would violate applicable laws or regulations.

4.	Term

4.1.	This Fee Letter shall renew for successive 1-year periods (each a “Renewal Term”) subject to annual approval of such continuance by the Board of the Trust, including the approval of a majority of the Trustees of the Trust who are not interested persons of the Trust or of Distributor by vote cast in person at a meeting called for the purpose of voting on such approval.

5.	Amendment

The parties may only amend this Fee Letter by written amendment signed by both parties.

Except as set forth in this Amendment, the Distribution Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Distribution Agreement, the terms of this Amendment will prevail.

Signatures are located on the next page.

The parties duly executed this Amendment to Exhibit A of the Distribution Agreement as of January 1, 2021.

AMERICAN PENSION INVESTORS TRUST

By: /s/ David D. Basten Date: 01/01/2021

Print Name: David D. Basten

Title: President

YORKTOWN MANAGEMENT & RESEARCH COMPANY, INC

By: /s/ David D. Basten Date: 01/01/2021

Print Name: David D. Basten

Title: President

ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ Kevin M. Guerette Date: 01/08/2020

Print Name: Kevin M. Guerette

Title: President, Ultimus Fund Distributors, LLC